Via Facsimile and EDGAR

June 14, 2006

Linda Cvrkel
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RG America, Inc. - Response to SEC Comment Letter dated January 30, 2006, October 13, 2005 and August 18, 2005
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Quarter Ended March 31, 2005
Form 10-QSB for the Quarter Ended June 30, 2005
Form 10-QSB for the Quarter Ended September 30, 2005
File No. 333-80429

Dear Ms. Cvrkel,

We are in receipt of your letter dated April 11, 2006 in relation to the above referenced item. We appreciate the opportunity to respond to the comments and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements. Please find below our response to the each of the comments.

Form 10-QSB’s for the Quarter’s Ended March 31, 2005, June 30, 2005 and September 30, 2005.

Note 5. Impairment

1.

We note your comment to our response to prior comment number seven and respond as follows:

We disagree with the assertion that “we had the ability to cancel the escrow shares prior to 2005”. These shares were only held in escrow to be returned to the Company if such assertions were later to be identified to be untrue or not in good faith (no future actions required for such shares to be earned by the sellers of PBS 2000), as a conservative business practice. Additionally, we reviewed paragraph 13 of APB 20, which states “Errors in financial statements result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared. In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better or improved judgment. Thus, an error is distinguishable from a change in estimate.”

We believe that the “recovery” was appropriately accounted for due to the results from new information obtained through subsequent events which enabled the Company to obtain the legal right to cancel the escrowed shares in a period subsequent to the identification of the impairment.

Therefore, the Company did not have the legal authority to cancel the shares when the impairment analysis was completed and we again respond that the recovery was not a “correction of an error” disclosure required in accordance with APB 20, and that the Company’s timing and presentation of the recovery was appropriate.

Note 6. Debt
Convertible Debentures

2.

We note your comment related to our convertible debentures and respond as follows:

Please find the relevant disclosure concerning the “sweetener” per the Company’s Form 10-KSB filing:

“Additionally, the Company's Convertible Debenture Note was amended to provide additional incentive to convert in the future by adding a "sweetener" by lowering the conversion price from $0.60 per share to $0.45 per share, as determined by recent private placements of common stock. In accordance with SFAS 84, the Company recorded $116,881 of interest expense and additional paid in capital for such "sweetener" upon conversion, for the additional shares issued due to the reduced conversion price.”

As requested, please find the calculation of the sweetener below:

In July 2005 the Company amended its convertible debt to extend the term, to induce extension of such debt and to provide additional incentive to convert in the future. The company added a "sweetener" by lowering the conversion price from $0.60 per share to $0.45 per share. In accordance with SFAS 84, the following adjustment will be recorded applicable to the sweetener.

Financing expense	116,881
APIC		116,881

	Accrued Expenses		Notes Payable
	Original	Amended	Original	Amended

Amount	$67,525	$67,525	$400,000	$400,000
Conversion per share	0.60	0.45	0.60	0.45
Converted Shares	112,542	150,056	666,667	888,889
Difference - Shares		37,514		222,222

Total Difference - Shares				259,736
FMV per share - Based upon recent sales of stock				$0.45

Sweetener - $				$116,881

Additionally, we do not believe such expense is material in order to restate and amend the Company’s Form 10-QSB for the quarter ended September 30, 2005.

Note 9, Related Party Transactions

3.

We note your comment related to our related party footnote and respond as follows:

We believe that the Company’s financial statements, as presented, reflect reasonable levels of compensation expense for the services provided by the parties, and subsequently forgiven. As support, the Company’s Chief Operating Officer who forgave $179,369 of commissions, or approximately 68% of the total amount forgiven, was compensated $317,283 for fiscal year 2005, as disclosed in Item 10 - Executive Compensation of the Company’s Form 10-KSB filing for the fiscal year ended December 31, 2005.

The party with the next largest amount forgiven, the father of our Senior Vice President, forgave $44,011 of commissions, or approximately 17% of the total amount forgiven, and was compensated $172,756 for fiscal year 2005.

The two details above provide approximately 83% of the total amount of compensation forgiven and provide support that the Company’s financial statements reflect reasonable levels of compensation expense for the services provided by the parties, and subsequently forgiven.

Note 10. Subsequent Events

4.

We note your comment related to our subsequent event footnote for the acquisition of Total Professional Restoration and the amended and restated Laurus transaction and respond as follows:

Please find below per our Form 10-KSB filing the disclosure related to the Total Professional Restoration, Inc. acquisition:

“On October 12, 2005 RGA, acquired all of the common stock of Total Professional Restoration, Inc. (TPR). The aggregate purchase was $750,000.00 plus the balance of the company's outstanding debt to Seller. The terms included (1) purchase price of $750,000.00 paid by the issuance of one million eight Hundred Seventy Five Thousand (1,875,000) restricted shares of the Company's $0.0001 par value Common Stock ("Common Stock"), based upon a share price of forty cents ($0.40) per share, that will vest ratably to seller over five year's of employment with RGA, and (2) At Seller's sole option , the option to convert the outstanding debt totaling $255,754 owed by Registrant to Seller into restricted shares of the Company's Common Stock based upon a share price of thirty cents ($0.30) per share. The option period was for ninety (90) days subsequent to the Transaction Date and expired without being exercised.

At December 31, 2005, $53,754 of the debt was still outstanding. However, since the fair market value of the Company's stock was $0.45 per share as determined by recent private offerings of stock, we recorded the purchase price at $843,750 instead of $750,000. When recording this transaction, $843,750 was recorded as deferred compensation and will be amortized over the seller's five year employment agreement with RGA. No value was assigned to the net assets transferred to the Company from acquiring TPR.

The Company started to use TPR as a mold abatement subcontractor for the storm related business in first quarter 2005. All TPR subcontractor service fees prior to the acquisition will be paid to the Seller without any adjustments and TPR's results of operations were included in the Company's financial statements since October 12, 2005. “

Please find below the disclosure per our March 31, 2006 10-QSB filing for the Laurus amended and restated agreement:

“Effective February 15, 2006 ("Effective Date"), the Company amended and restated a Security Agreement dated October 31, 2005 with Laurus Master Fund, Ltd. ("Laurus") for the sale by the Company to Laurus of a $1,400,000 secured convertible minimum borrowing note ("Minimum Borrowing Note"), a secured revolving note up to a maximum of $10,000,000 ("Revolving Note"), a common stock purchase warrant ("Original Warrant") to purchase up to 2,962,963 shares of the Company’s $0.001 par value per share common stock ("Common Stock") and a registration rights agreement ("Registration Rights Agreement") covering the registration of Common Stock underlying the Minimum Borrowing Note and the Warrant. As a result of the Minimum Borrowing Note amendment, the Company obtained an additional $5,539,479 of proceeds, net of $203,805 of expenses which was paid to Spencer Clarke. This debt is classified in accordance with EITF 95-22 Balance sheet classification of borrowings outstanding under revolving credit agreements that include both a subjective acceleration clause and a lock-box agreement.

The Minimum Borrowing Note was amended and restated as a Secured Convertible Note ("Secured Convertible Note"), was increased from $1,400,000 to $5,000,000 and the Laurus option, but not the obligation to convert all or any portion of the Secured Convertible Note and accrued interest into Common Stock was decreased from $0.71 per share to $0.41 per share. The Secured Convertible Note continues to have an interest rate of Prime plus two percent (2.0%), shall not be any time less than six percent (6.0%) and is due together with any unpaid and accrued interest hereon, on October 31, 2008 (“Maturity Date"). Additionally, the Company continues to have the option, but not the obligation, to prepay the Secured Convertible Note by paying Laurus one hundred thirty percent (130%) of the principal amount of the Secured Convertible Note plus accrued and unpaid interest.

The amended and restated Revolving Note was changed to be non-convertible whereby Laurus no longer has an option to convert all or any portion of the Revolving Note into Common Stock. The Revolving Note continues to have an interest rate of Prime plus two percent (2.0%), shall not be any time less than six percent (6.0%) and is due together with any unpaid and accrued interest hereon, on the Maturity Date.

The amended and restated Security Agreement continues to include among other things, a stock pledge agreement, a guaranty from the Company and all of its subsidiaries and certain covenants and obligations in order to secure the funds obtained from the above mentioned items. The amended Security Agreement continues to include a funding formula that determines a maximum amount of funds that Registrant can be advanced at any point in time and an allowance for Laurus to override the formula and advance registrant funds over the funding formula.

The amended and restated documents comprising the Laurus transaction was filed on Form 8-K with the SEC on February 23, 2006.

In January through March, 2006, $2,535,919 was repaid back to Laurus in accordance with terms of the secured revolving note acquired effective October 31, 2005.”

We appreciate the opportunity to respond to the Commission’s comments as related to our 10-KSB and 10-QSB filings as discussed above. We believe that the comments were informative and educational for meeting our disclosure requirements and will make every effort we can in the future to ensure that these requirements encompass the comments made. Additionally, we believe that no comment or our response above would provide a reader or investor with significantly better information to make a decision if the Form 10-KSB and 10-QSB were amended. We do believe that the comments and our responses above should be and will be incorporated into our future filings. Thank you for your consideration.

Sincerely,

/s/ John E. Rea
John. E. Rea
Chief Executive Officer